Exhibit 7(a)(4)
                 CONTROL RESOURCES CORPORATION

                    Statements of Cash Flows

             Years ended December 31, 1996 and 1995


                                                     1996            1995
Cash flows from operating activities:
  Net (loss) income                          $ (5,195,652)    $   237,472
  Adjustments to reconcile net (loss)
   income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                359,455         317,972
     Change in deferred income taxes               95,931           9,000
     Changes in operating assets and
       liabilities:
      (Increase) decrease in accounts
         receivable                            (1,157,813)        990,704
      (Increase) decrease in inventories         (821,434)        169,802
      Decrease (increase) in prepaid expenses      48,277         (50,044)
      Increase in income tax refund receivable   (165,139)             --
      Decrease in other assets                      2,896           2,772
      Increase (decrease)in accounts payable
        and accrued expenses and income
        taxes payable                           1,595,879        (722,059)
      Increase in deferred revenue              3,023,337         495,716
                                            -------------     -----------

        Net cash (used in) provided by
         operating activities                  (2,214,263)      1,451,335

Cash flows from investing activities -
  purchases of property, plant and equipment     (359,287)       (439,841)
                                            -------------     -----------

Cash flows from financing activities:
  Net borrowings (repayments) under revolving
    demand credit facility                      1,612,000        (640,000)
  Proceeds from issuance of note payable          500,000              --
  Borrowings under term loans                     728,087         318,000
  Repayment of term loans                        (629,276)       (158,668)
                                            -------------     -----------
     Net cash provided by (used in)
     financing activities                       2,210,811        (480,668)
                                            -------------     -----------
     Net (decrease) increase in cash
     and cash equivalents                        (362,739)        530,826

Cash and cash equivalents at
  beginning of year                               530,826              --
                                            -------------     -----------

Cash and cash equivalents at end of year    $     168,087     $   530,826
                                            =============     ===========
Cash payments for:
  Interest                                  $      67,288     $    70,379
                                            =============     ===========

  Income taxes                              $          --     $   162,458
                                            =============     ===========



See accompanying notes to financial statements.